
novozymes
05009091

Securities and Exchange Commissions,
Division of Corporate Finance,
450 Fifth Street,
Washington, D.C. 20549
USA

SUPPL


SEC MAIL PROCESSING
RECEIVED
JUN 16 2005
WASH. D.C. 190 SECTION

06/10/2005

Re.: SEC File Number, 82-5116

This information is furnished pursuant to Rule 12g3-2(b).

Kindly receive press releases nos. 27-29 (incl.) sent to the Copenhagen Stock Exchange in June, 2005.

Yours sincerely
Novozymes A/S

PROCESSED
JUN 21 2005
THOMSON
FINANCIAL



Ella Begtrup
Investor Relations
+45 44 42 23 79

Novozymes A/S
Investor Relations

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Tel.:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR no.:
10 00 71 27

Stock exchange announcement

June 10, 2005


SEC MAIL PROCESSING
RECEIVED
JUN 1 6 2005
WASH, D.C.
190
SECTION

Novozymes A/S

Trading by insiders in Novozymes A/S B shares - statement no. 22, 2005

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes reports the following transactions under ISIN DK0010272129, Novozymes B shares under the symbol NZYM B:

Name	Relation/ cathegory of close relation	Trading date	Character of the transaction	No. of shares traded (buy / sell)	Market value of shares traded
Steen Riisgaard		9/6-2005	Share options	+ 15,000 - 15,000	1.515,000 4,507,500

Contact persons

Press and media:
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Investor Relations:
Lene Aaboe
Tel. (direct): +45 4446 0082

Niels Eldrup Meidahl

Tel. (direct): +45 4443 3304

In USA:
Thomas Kudsk Larsen
Tel. (direct): +1 919 494 3279

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 4,000 people in 30 countries. Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Investor Relations
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Telephone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Stock exchange announcement

novozymes®

June 7, 2005


RECEIVED
JUN 1 r 2005
190
WASH, D.C.
SECTION
PROCESSING

Novozymes A/S

Trading by insiders in Novozymes A/S B shares - statement no. 21, 2005

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes reports the following transactions under ISIN DK0010272129, Novozymes B shares under the symbol NZYM B:

Name	Relation/ cathegory of close relation	Trading date	Character of the transaction	No. of shares traded (buy / sell)	Market value of shares traded
Arne W. Schmidt		6/6-2005	Share options	+ 15,000 - 15,000	1.515,000 4,462,500
Kurt Anker Nielsen	Board of Directors	7/6-2005	Shares	- 3,000	894,000

Contact persons

Press and media:

Eva Louise Holm Petersen

Tel. (direct): +45 4442 3338

Investor Relations:

Lene Aaboe

Tel. (direct): +45 4446 0082

Niels Eldrup Meidahl

Tel. (direct): +45 4443 3304

In USA:

Thomas Kudsk Larsen

Tel. (direct): +1 919 494 3279

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 4,000 people in 30 countries. Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Investor Relations
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Telephone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Stock exchange announcement

novozymes®

May 30, 2005


SEC MAIL PROCESSING
RECEIVED
JUN 1 6 2005
WASH. D.C.
190
SECTION

Novozymes A/S

Trading by insiders in Novozymes A/S B shares - statement no. 20, 2005

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes reports the following transactions under ISIN DK0010272129, Novozymes B shares under the symbol NZYM B:

Name	Relation/ cathegory of close relation	Trading date	Character of the transaction	No. of shares traded (buy / sell)	Market value of shares traded
Steen Riisgaard		26/5-2005	Share options	+ 9,100 - 9,100	919,000 2,652,650

Contact persons

Press and media:
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Investor Relations:
Lene Aaboe
Tel. (direct): +45 4446 0082

Niels Eldrup Meidahl
Tel. (direct): +45 4443 3304

In USA:
Thomas Kudsk Larsen
Tel. (direct): +1 919 494 3279

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 4,000 people in 30 countries. Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Investor Relations
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Telephone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27